Mail Stop 0610   November 17, 2008

Mr. Mark I. Gittelman
Chief Financial Officer and Secretary
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

Re: Elite Pharmaceuticals, Inc.
        Preliminary proxy statement filed November 13, 2008
        File No. 1-15697

Dear Mr. Gittelman:

        We have reviewed your filing solely with respect to the matters raised in the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: Approval and ratification of Series D preferred stock financing.

    1. Please expand the discussion to describe the conversion features of the series B
        and series C preferred stock and related warrants and how these terms may
        compare and/or differ from those of the series D preferred stock and related
        warrants.

Proposal 2. Approval of amendment to the certificate of incorporation to increase the
number of authorized shares of common stock from 150,000,000 to 210,000,000.

    2. Please expand the discussion clarify whether you currently have sufficient
        authorized shares of common stock for the issuance of common stock upon
        conversion of series B, series C, and series D preferred stock and the exercise of
        related warrants. Please quantify the number of shares required for such purposes

and, if applicable, the number of shares that are available currently for issuance after the conversion and exercise.

3. We note the statement that you do not currently have sufficient authorized shares of common stock to enable you to pay dividends in shares of common stock on the series D preferred shares. Please expand the discussion to quantify the number of common shares required to pay such dividends and the current shortfall.

4. We note the statement on page 18 that you "currently do not have any definitive terms with respect to any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of Common Stock or securities convertible, exchangeable or exercisable for shares of Common Stock, subsequent to the increase in the number of available authorized shares of Common Stock." Please reconcile this statement with the reasons provided for the proposed increase in the number of authorized shares of common stock and the discussion under the section "Consequences if Stockholder Approval of Proposal 2 is Not Obtained" on page 18. We may have additional comments.

Filing and Other Information, page 23

5. Please confirm that the documents incorporated by reference, namely your Form 10-K and your subsequently filed Forms 10-Q, will be delivered to shareholders with the proxy statement.

Form of Proxy

6. We note you are requesting the appointment of Messrs. Berk and Gittelman to vote proxies submitted by your shareholders. We also note that, based on your Form 8-K for November 6, 2008, Mr. Berk is apparently no longer affiliated with the registrant. Please confirm that you still intend to empower Mr. Berk with the authority to vote proxies and the meeting described in the proxy statement. We may have additional comments.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott H. Rosenblatt, Esq.
Reitler, Brown & Rosenblatt LLC
800 Third Avenue, 21st Floor
New York, New York 10022-7604